ADMINISTRATIVE SERVICES AGREEMENT

ADDENDUM TO SCHEDULE A

Listed below are Funds that are entitled to receive administrative services from Calvert Administrative Services Company, Inc. ("CASC") under the Administrative Services Agreement dated March 1, 1999, and which will pay annual fees to CASC pursuant to the Agreement.

Calvert Aggressive Allocation Fund

Class A	0.15%
Class B	0.15%
Class C	0.15%
Class I	0.15%

For its services under this Administrative Services Agreement, CASC is entitled to receive the fee indicated above based on average net assets. The liability to pay for services under the Agreement arises at the time a Series or Class commences operations, absent waivers.

Date: ______________________, 2005